March 19, 2018

Mr. Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549

Re:	Kennametal Inc.
Form 10-K for the Fiscal Year Ended June 30, 2017
Filed August 14, 2017
Form 10-Q for the Quarterly Period Ended December 31, 2017
Filed February 6, 2018
Form 8-K filed February 2, 2018
File No. 001-05318

Dear Mr. Kuhar:

In response to your March 6, 2018 letter containing comments regarding the above-referenced Exchange Act filings, we have addressed your comments in the following response. To assist in your review of this response, we have presented it in the same format as provided in your original letter with our applicable response following each comment.

Should you or any member of the Staff have any additional questions or comments regarding our response or the applicable filing, please feel free to contact me at 412-248-8207.

Sincerely,

/s/ Jan Kees van Gaalen

Jan Kees van Gaalen
Vice President and Chief Financial Officer
March 19, 2018

Mr. Kevin J. Kuhar
March 19, 2018

Form 10-Q for the Quarterly Period Ended December 31, 2017

Item 1. Financial Statements

Note 13. Income Taxes, page 16

1.
We note on page 17 that you determined the out of period adjustment for the deferred tax charge on intra-entity product transfers was not material to your previously issued financial statements nor to the estimated results of fiscal 2018. Please provide us with your analysis of the error under SAB No. 99 and SAB No. 108. Describe the qualitative and quantitative factors you considered in assessing materiality of the error which supports your conclusion.

Response
Management performed and documented a detailed analysis of the materiality of the error and its correction via an out of period adjustment contemporaneously with discovery of the error and prior to our filing of the Form 10-Q. This analysis included both quantitative and qualitative considerations pursuant to SAB No. 99 and SAB No. 108 and was assessed separately and in combination with other immaterial errors. A summary of the quantitative and qualitative analysis related to the adjustment for the deferred tax charge is included below. The error and management's conclusion that the error was immaterial was reviewed with the Audit Committee of the company's Board of Directors.

SAB Topic 1 M. Materiality states that “a matter is 'material' if there is a substantial likelihood that a reasonable person would consider it important” and that “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” Further, the SAB topic discusses the need to consider both “quantitative” and “qualitative” factors.

In consideration of the specific and balanced facts and circumstances (both quantitative and qualitative) highlighted below, management concluded that this item is not significant to the users of its financial statements. Management concluded that it is not probable that the judgment of a reasonable person relying on these financial statements would have been changed or influenced by this item. Management concluded that it would not result in any market reaction, positive or negative. Conclusively, management deems this error immaterial to previously-issued financial statements. Therefore, the financial statements may be relied upon and the error was corrected prospectively. Further, management has assessed the impact of correcting the error as an out of period adjustment and concluded that it was appropriate.

Assessing the impact of the error on previously-issued financial statements

Quantitative considerations

Impact to:
	Three months ended					Twelve months ended
	Sept-17	Jun-17	Mar-17	Dec-16	Sept-16	Jun-17	Jun-16	Jun-15
Net income (in millions)	$1.8	$0.4	$(2.7)	$1.4	$1.4	$0.5	$(2.5)	$(1.2)
(in percents)	4.6%	1.4%	(6.9)%	19.6%	(6.6)%	1.1%	1.1%	0.3%
Diluted earnings per share (EPS)	$0.02	$—	$(0.03)	$0.02	$0.02	$0.01	$(0.03)	$(0.02)

Current assets (in millions)	$(3.8)	$(6.1)	$(5.0)	$(2.0)	$(4.7)	$(6.1)	$(5.2)	$(5.0)
Current ratio	—	—	—	—	—	—	(0.1)	—
Deferred income taxes (in millions)	$(8.3)	$(8.2)	$(9.6)	$(9.5)	$(9.3)	$(8.2)	$(9.5)	$(7.4)
Total assets (in millions)	$(12.0)	$(14.2)	$(14.6)	$(11.4)	$(14.1)	$(14.2)	$(14.7)	$(12.4)
Total assets (in percents)	(0.5)%	(0.6)%	(0.6)%	(0.5)%	(0.6)%	(0.6)%	(0.6)%	(0.4)%

Total equity (in millions)	$(14.4)	$(13.1)	$(11.6)	$(14.2)	$(14.6)	$(13.1)	$(14.5)	$(12.1)
Total equity (in percents)	(1.3)%	(1.2)%	(1.2)%	(1.5)%	(1.5)%	(1.2)%	(1.5)%	(0.9)%

Mr. Kevin J. Kuhar
March 19, 2018

The impacts in the table above are inclusive of other immaterial errors, as prescribed by SAB No. 99. The adjustments reviewed above are quantitatively insignificant as a percent of net income, EPS, current ratio and total assets. The impact to net income and EPS is less than $3 million and less than or equal to $0.03 per share, respectively in any period. Those amounts represent less than 2 percent of full year net income and EPS, which we concluded is quantitatively insignificant to the income statement. Absent the misclassification of the deferred charge on intra-entity product transfers on the balance sheet, net errors overstating assets were no more than $6 million in any given period and represent less than 1 percent of total assets, which management deemed quantitatively insignificant to the balance sheet.

As such we have concluded on the whole (on a quantitative basis) that an investor or user of our financial statements, including MD&A, would not have come to a different conclusion had the financial statements been presented correctly as described above. See qualitative analysis below for further discussion.

Qualitative considerations
Management considered the following qualitative factors in assessing materiality of the error.

•	The error impacts earnings per share but does not affect the earnings trend.

•
The error did not hide a failure to meet analysts' consensus expectations for the company in any of the periods. It would not have caused the company to miss expectations in periods for which we exceeded them. In all periods, the impact is not material.

•	The error does not change a loss into income or vice versa.

•	The error affects ratios used to evaluate the entity's financial position, results of operations or cash flows in the following manner:
Financial position:

▪	It would have no significant impact to the current ratio (aside from 0.1 effect as of June 30, 2016) or working capital in any affected periods

▪	It would have no impact to primary working capital (a non-GAAP financial measure as defined in our Form 8-K and is a metric used for compensation purposes) in any affected periods
Cash flow:

▪	It would have no impact to free operating cash flow (a non-GAAP financial measure as defined in our Form 8-K and was previously a metric used for compensation purposes)

▪	Non-cash charge

▪
Classification between deferred tax asset (100% long-term assets in fiscal 2017 and 2018, partially long-term assets in fiscal 2016 and 2015) and deferred tax charge (current asset) would cause classification between items within operating section of cash flow statement.

Results of operations - impacts provision (benefit) for income taxes, net income (loss) and earnings (loss) per share

•	The error relates to all primary financial statements and income taxes note disclosures.

•	The error does not concern a segment or other portion of the business that has been identified as playing a significant role in the operations or profitability as it is at the consolidated level only.

•	The error is a misclassification between deferred income taxes and other current assets.

•	The error affects recurring earnings.

•	The error does not involve concealment of an unlawful transaction, such as failure to disclose an illegal loan to management or a director, or conceals poor corporate governance.

•	The error does not affect the company's compliance with legal or regulatory requirements.

•
The error does not affect the company's compliance with loan covenants or other contractual requirements. There was no impact to adjusted debt in our covenant metric calculation. Credit rating agency metrics were not impacted, nor was the error applicable to contractual requirements.

•
The error does not reveal insolvency nor going concern problems, nor does it impair our ability to make quarterly dividend payments over the periods nor in the 12 month future period from the filing date of the Form 10-Q for the quarterly period ended December 31, 2017.

•
The error impacts the following metrics used for compensation: return on invested capital. Adjusted EPS was a metric used for compensation in fiscal 2016, which was not materially affected by the error. Beginning in fiscal 2017, adjusted EPS is no longer used for compensation. The error impacts EPS, which is associated with overall company performance by users of the financial statements.

•	The error is not the result of fraud, illegal acts or conflicts of interest.

•	The error does not involve related parties.

Mr. Kevin J. Kuhar
March 19, 2018

•	The error impacts forecast earnings, but it is not significant with respect previous communications to users that may be reasonably expected to influence economic decisions.

•	There was not an omission of information, in our judgment, that was important to the users' understanding of the financial position, financial performance or cash flows of the entity.

•	Given the impact of the adjustment is insignificant, the error does not have a material effect on historical MD&A discussion.

•	The error does not affect financial information or statements that are subject to statutory or regulatory reporting requirements that affect materiality thresholds.

•
The error is not one of a systematic trend of misstatements (either cumulatively over time or in the same accounting period) in the financial statements that together potentially gives rise to any of the above indicators.

•	While deferred intercompany profit is an estimate, the error is associated with the tax rates used to value the deferral at the period end, which management can precisely measure.

Assessing the impact of correcting the error as an out of period adjustment

Management has assessed (using quantitative and qualitative factors), the impact of correcting the error as an out of period adjustment in the current period financial statements in combination with other immaterial errors referenced above. If correction as an out of period adjustment would misstate the year in which it would be corrected or the trend in earnings, then management is precluded from correcting the error in this manner.

Impact to:
	Three months ended	Six months ended
	Dec-17	Dec-17
Net income (in millions)	$10.5	$12.3
(in percents)	25.2%	15.2%
EPS	$0.13	$0.15

Current assets (in millions)	$(1.1)	$(1.1)
Current ratio	—	—
Deferred income taxes (in millions)	$5.3	$5.3
Total assets (in millions)	$4.2	$4.2
Total assets (in percents)	0.2%	0.2%

Total equity (in millions)	$(0.8)	$(0.8)
Total equity (in percents)	(0.1)%	(0.1)%

The adjustments with respect to the estimated results as of and for the twelve months ended June 30, 2018 were also quantitatively insignificant as a percent of income before income taxes (less than 2 percent), net income and EPS (less than or equal to 6 percent), total assets (less than 1 percent), current ratio (did not change) and total equity (less than 1 percent). Therefore, we corrected the error as an out of period adjustment. Further, the current period financial statements were impacted by the release of the valuation allowance on U.S. deferred tax assets. The impact of recording this out of period adjustment offsets the benefit of releasing the valuation allowance. With additional consideration that this other one-time item impacted the financial statements for the period ending December 31, 2017, management corrected the error by recording an out of period adjustment in the second quarter of fiscal year 2018. Management concluded that this adjustment required disclosure pursuant to ASC 270-10-45-16.

Mr. Kevin J. Kuhar
March 19, 2018

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business segment review, page 27

2.
We note your response to comment 1 and the updated disclosures beginning on page 27. Your presentation of the non-GAAP measures Constant Currency Regional Sales Growth and Constant Currency End Market Sales Growth by segment beginning on page 28 continues to be inconsistent with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Your presentation gives greater prominence to the non-GAAP measures since you have not provided the comparable GAAP measures and you have not identified the measures as non-GAAP. Please revise your presentation in future filings to fully comply with Item 10(e)(1)(i) of Regulation S-K. This comment also applies to the Segment Developments section of your earnings releases filed on Form 8-K.

Response
We will revise future filings of our Form 10-Q and Form 10-K by presenting regional sales growth (the comparable GAAP measure) preceding constant currency regional sales growth (the non-GAAP measure) and end market sales growth (the comparable GAAP measure) preceding constant currency end market sales growth (the non-GAAP measure) within the tables in the business segment review section of MD&A. Constant currency regional sales growth and constant currency end market sales growth were identified as non-GAAP in the Overview section of the MD&A on page 25 of our Form 10-Q for the quarterly period ended December 31, 2017.

We will revise future earnings releases filed on Form 8-K to present regional sales growth (the comparable GAAP measure) preceding constant currency regional sales growth (the non-GAAP measure) and end market sales growth (the comparable GAAP measure) preceding constant currency end market sales growth (the non-GAAP measure) within our discussion in the Segment Developments section.

Form 8-K filed February 2, 2018

Exhibit 99.1

3.
We note that you present forward-looking non-GAAP measures, including but not limited to the outlook for adjusted earnings per share, organic sales growth and free operating cash flow, without providing the reconciliation of the measures to the most directly comparable GAAP financial measures or including a statement that providing such reconciliations would require unreasonable efforts. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and the guidance in Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and revise your future filings to provide the required information.

Response
In future filings of our Forms 8-K and Exhibits 99.1, we will add the following disclosure:

"Reconciliations to the most directly comparable GAAP financial measures for the following forward-looking non-GAAP financial measures for full fiscal year of 2018 are not presented, including but not limited to: adjusted earnings per share, organic sales growth and free operating cash flow. The most comparable GAAP measures are earnings per share, sales growth and net cash flow from operating activities, respectively. Because the non-GAAP financial measures on a forward-looking basis are subject to uncertainty and variability as they are dependent on many factors - including, but not limited to, the effect of foreign currency exchange fluctuations, impacts from potential acquisitions or divestitures, gains or losses on the potential sale of businesses or other assets, restructuring costs, asset impairment charges, losses from early extinguishment of debt, the tax impact of the items above and the impact of tax law changes or other tax matters - reconciliations to the most directly comparable forward-looking GAAP financial measures are not available without unreasonable effort."